

May 17, 2012

Via Email
Thomas Ivey
Skadden, Arps, Slate, Meagher & Flom LLP
535 University Avenue, Suite 1100
Palo Alto, CA 94301

> **Re: Global Indemnity plc**
> **Schedule TO-I**
> **Filed May 9, 2012**
> **SEC File No. 5-85996**

Dear Mr. Ivey:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. The scope of our review is limited to the matters identified below. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Schedule TO – Item 10. Financial Statements

1. Please explain in your response letter why you do not believe that the financial information showing the pro forma effect of the tender offer on the Company is material. See Item 1010(b) of Regulation M-A. In this regard, we note that if fully subscribed, you would be repurchasing more than 19% of the Company's A ordinary Shares in the offer.

Offer to Purchase - General

2.   Global Indemnity is using a modified "Dutch auction" mechanism for this offer, whereby the offer materials disclose a range of prices from $19.25 through $22.00 per Share at which tendering holders may elect for the Company to repurchase their tendered A ordinary Shares. Disclosure in the Offer to Purchase indicates that the trading price of the A ordinary Shares on the last full trading day before the announcement of this offer was $19.34 per Share. Therefore, at the low end, the specified range in the modified Dutch auction is below the most recent trading price of the Shares. Tendering holders who do not specify a tender price, who make Purchase Price Tenders and those who elect to tender at the bottom of the range will therefore be paid a price per Share that is below the most recent market price per share before announcement of the offer. We have stated that a bidder must clearly disclose when the offer price is below the recent market price for the subject securities. See Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, SEC Release No. 34-43069 (July 31, 2000). Please amend to note that Purchase Price Tenders or those who specify a tender price of $19.25 will receive less than the most recent trading price for the Shares.

How many Shares is Global Indemnity offering to purchase?, page i

3.   On the cover page of the Offer to Purchase and elsewhere in that document, you state that the Company "is offering to purchase up to 3,168,831 of its A ordinary shares…" However, in this section, you state that you will purchase properly tendered Shares "up to a maximum aggregate purchase price of $61,000,000." If 3,168,831 Shares are tendered at the top end of the purchase price range ($22.00 per Share), the aggregate total funds needed to purchase all tendered Shares would be $69,714,282. Therefore, the disclosure about the maximum number of Shares to be purchased in the offer is confusing and should be revised. Revise to state the maximum as a dollar amount or as a set number of Shares.

4.   The disclosure in the last sentence in the first paragraph of this section is confusing. You state that if the offer is fully subscribed and the purchase price is at the top of the range ($22.00 per Share), "the minimum number of Shares that will be purchased under the Offer is 2,772,727." It appears that this is the maximum number of Shares that would be purchased, or stated differently, it would be the total number of Shares purchased. The use of the term "minimum" implies that more Shares could or would be purchased if the offer price is $22.00 per Share; from the disclosure concerning your maximum aggregate purchase price of $61,000,000 cited in our comment above, this does not appear to be the case. Please revise or advise.

Closing Information

        Please amend the Schedule TO-I in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thomas Ivey, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
May 17, 2012
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions